Exhibit 99.1

Press Release

GasLog Partners LP Reports Financial Results for the Three-Month Period Ended June 30, 2019 and Declares Cash Distribution

Monaco, July 25, 2019, GasLog Partners LP (“GasLog Partners” or the “Partnership”) (NYSE: GLOP), an international owner and operator of liquefied natural gas (“LNG”) carriers, today reported its financial results for the three-month period ended June 30, 2019.

Highlights

•                  Completed the acquisition of the GasLog Glasgow from GasLog Ltd. (“GasLog”) for $214.0 million, with attached multi-year charter to a subsidiary of Royal Dutch Shell plc (“Shell”).

•                  Successfully re-chartered the GasLog Shanghai, previously operating in the LNG carrier spot market through The Cool Pool (the “Cool Pool”), to a subsidiary of Gunvor Group Ltd. (“Gunvor”) for a period of approximately three and a half years.

•                  Agreed to eliminate GasLog’s incentive distribution rights (“IDRs”), effective June 30, 2019.

•                  Repurchased 476,351 of the Partnership’s common units under its unit repurchase programme of up to $25.0 million, authorized in January 2019, for a total amount of $9.9 million.

•                  Quarterly IFRS (as defined below) Reported Results and Partnership Performance Results(2) for Revenues, Profit, Adjusted Profit(1) and EBITDA(1) of $91.8 million, $19.1 million, $27.8 million and $67.5 million, respectively.

•                  Highest-ever Partnership Performance Results(2) for Revenues and EBITDA(1) of $91.8 million and $67.5 million, respectively.

•                  Cash distribution of $0.55 per common unit for the second quarter of 2019, unchanged from the first quarter of 2019 and 3.8% higher than the second quarter of 2018.

•                  Distribution coverage ratio(3) of 1.10x, or adjusted distribution coverage ratio(4) of 1.16x to reflect the impact on revenues of the scheduled dry-docking of the Solaris.

(1)             Adjusted Profit and EBITDA are non-GAAP financial measures and should not be used in isolation or as a substitute for GasLog Partners’ financial results presented in accordance with International Financial Reporting Standards (“IFRS”). For the definitions and reconciliations of these measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit III at the end of this press release.

(2)             Partnership Performance Results represent the results attributable to GasLog Partners which are non-GAAP financial measures and should not be used in isolation or as a substitute for GasLog Partners’ financial results presented in accordance with IFRS. For the definitions and reconciliations of these measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

(3)             Distribution coverage ratio represents the ratio of Distributable cash flow to the cash distribution declared. For the definition and reconciliation of Distributable cash flow to the most directly comparable financial measure calculated and presented in accordance with IFRS, please refer to Exhibit III at the end of this press release.

(4)             Adjusted distribution coverage ratio represents the ratio of Adjusted distributable cash flow to the cash distribution declared. Adjusted distributable cash flow is defined as Distributable cash flow after adjusting for the $1.5 million negative impact on revenues of the scheduled dry-docking of the Solaris. For the definition and reconciliation of Distributable cash flow to the most directly comparable financial measure calculated and presented in accordance with IFRS, please refer to Exhibit III at the end of this press release.

CEO Statement

Mr. Andrew Orekar, Chief Executive Officer, commented: “I am pleased to announce a strong quarterly operating and financial performance by GasLog Partners, as demonstrated by our highest-ever quarterly Partnership Performance Results for Revenues and EBITDA. The Partnership continued to execute our strategy in the quarter, closing the accretive acquisition of the GasLog Glasgow and securing a three-and-a-half-year charter with Gunvor for the GasLog Shanghai, which increases our contracted revenue days to 99% in the second half of 2019 and 81% in 2020.

During the second quarter, the Partnership and its general partner, GasLog, announced an agreement to eliminate GasLog’s IDRs, reducing our cost of capital through a transaction structure that is immediately accretive to Distributable cash flow per unit.

In addition, while we expect distributions to continue serving as our primary means of returning capital to unitholders, in keeping with our focus on total unitholder returns, GasLog Partners repurchased $9.9 million of common units in the second quarter. With no future IDR obligations, we are reiterating our distribution growth guidance of 2% to 4% for 2019. This guidance reflects our positive outlook for the LNG shipping market and our recently completed commercial and strategic transactions, while also considering our one scheduled dry-docking and one vessel coming off charter later this year.”

Acquisition of the GasLog Glasgow

On April 1, 2019, GasLog Partners acquired from GasLog 100% of the shares in the entity that owns and charters to Shell the GasLog Glasgow, a 174,000 cubic meter (“cbm”) tri-fuel diesel electric (“TFDE”) LNG carrier built in 2016 and operated by GasLog since delivery. The vessel is currently on a multi-year time charter with Shell through June 2026 and Shell has an option to extend the charter for a period of five years.

The aggregate purchase price for the acquisition was $214.0 million, which included $1.0 million for positive net working capital balances transferred with the vessel. GasLog Partners financed the acquisition with cash on hand, including proceeds from the 8.500% Series C Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series C Preference Units”) public offering in November 2018, and the assumption of the GasLog Glasgow’s outstanding indebtedness of $134.1 million.

GasLog Shanghai New Charter Agreement

On June 14, 2019, GasLog Partners entered into a three-and-a-half-year time charter agreement for the GasLog Shanghai, a 155,000 cbm TFDE LNG carrier built in 2013, with a subsidiary of Gunvor. The charter commenced on June 24, 2019 and has a variable rate of hire within an agreed range during the charter period. On June 23, 2019, the GasLog Shanghai exited the Cool Pool, an LNG carrier pooling arrangement operated by GasLog and Golar LNG Ltd. (“Golar”), following a termination agreement dated June 6, 2019 which GasLog and GasLog Partners entered into with the Cool Pool and Golar in order to assume commercial control of GasLog’s and GasLog Partners’ vessels operating in the spot market.

IDRs Elimination

On June 24, 2019, GasLog and GasLog Partners entered into an agreement, effective as of June 30, 2019, to modify the Partnership Agreement, thereby eliminating GasLog’s IDRs. In exchange for the IDRs, GasLog received 2,532,911 common units and 2,490,000 Class B units (of which 415,000 are Class B-1 units, 415,000 are Class B-2 units, 415,000 are Class B-3 units, 415,000 are Class B-4 units, 415,000 are Class B-5 units and 415,000 are Class B-6 units), issued on June 30, 2019. The Class B units have all of the rights and obligations attached to the common units, except for voting rights and participation in earnings and distributions until such time as GasLog exercises its right to convert the Class B units to common units. The Class B units will become eligible for conversion on a one-for-one basis into common units at GasLog’s option on July 1, 2020, July 1, 2021, July 1, 2022, July 1, 2023, July 1, 2024 and July 1, 2025 for the Class B-1 units, Class B-2 units, Class B-3 units, Class B-4 units, Class B-5 units and the Class B-6 units, respectively. Following the IDR elimination, the Partnership’s profit allocation is based on the revised distribution policy for available cash stated in the Partnership Agreement as amended, effective June 30, 2019, and under which 98.0% of the available cash is distributed to the common unitholders and 2.0% is distributed to the general partner.

Unit Repurchase Programme

On January 29, 2019, the board of directors of GasLog Partners authorized a unit repurchase programme of up to $25.0 million covering the period from January 31, 2019 to December 31, 2021. Under the terms of the repurchase programme, GasLog Partners may repurchase common units from time to time, at its discretion, on the open market or in privately negotiated transactions. In the three months ended June 30, 2019, GasLog Partners repurchased and cancelled 476,351 of the Partnership’s common units, at a weighted average price of $20.81 per common unit for a total amount of $9.9 million, including commissions. Since the authorization of the unit repurchase programme and through July 25, 2019, GasLog Partners has repurchased and cancelled a total of 541,541 units at a weighted average price of $20.85 per common unit for a total amount of $11.3 million, including commissions, representing a discount of 0.1% to the volume weighted average trading price of GasLog Partners’ common units on the days on which common units were repurchased.

ATM Common Equity Offering Programme (“ATM Programme”)

On May 16, 2017, GasLog Partners commenced an ATM Programme under which the Partnership may, from time to time, raise equity through the issuance and sale of new common units having an aggregate offering price of up to $100.0 million in accordance with the terms of an equity distribution agreement entered into on the same date. Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. LLC agreed to act as sales agents. On November 3, 2017, the size of the ATM Programme was increased to $144.0 million and UBS Securities LLC was included as a sales agent. On February 26, 2019, the size of the ATM Programme was further increased from $144.0 million to $250.0 million.

No issuances of common units were made under the ATM Programme in the first six months of 2019. Since the commencement of the ATM Programme through June 30, 2019, GasLog Partners has issued and received payment for a total of 5,291,304 common units, with cumulative gross proceeds of $123.4 million at a weighted average price of $23.33 per unit and net proceeds of $121.2 million. In connection with the issuance of common units under the ATM Programme during this period, the Partnership also issued 107,987 general partner units to its general partner. The net proceeds from the issuance of the general partner units were $2.5 million.

Financial Summary

	IFRS Common Control Reported Results(1)
	For the three months ended			% Change from
(All amounts expressed in thousands of U.S. dollars)	June 30, 2018	March 31, 2019	June 30, 2019	June 30, 2018		March 31, 2019
Revenues	92,085	93,885	91,805	(0.3%	)	(2%	)
Profit	29,602	23,016	19,143	(35%	)	(17%	)
Adjusted Profit(2)	28,601	29,611	27,789	(3%	)	(6%	)
EBITDA(2)	66,901	68,757	67,503	1%		(2%	)

(1)             “IFRS Common Control Reported Results” represent the results of GasLog Partners in accordance with IFRS. Such results include amounts related to vessels currently owned by the Partnership for the periods prior to their respective transfer to GasLog Partners from GasLog, as the transfers of such vessels were accounted for as reorganizations of entities under common control for IFRS accounting purposes. The unaudited condensed consolidated financial statements of the Partnership accompanying this press release are prepared under IFRS on this basis.

(2)             Adjusted Profit and EBITDA are non-GAAP financial measures. For the definitions and reconciliations of these measures to the most directly comparable financial measure presented in accordance with IFRS, please refer to Exhibit III at the end of this press release.

There were 1,340 operating days for the quarter ended June 30, 2019 as compared to 1,344 operating days for the quarter ended March 31, 2019 and 1,280 operating days for the quarter ended June 30, 2018.

The decrease in profit in the second quarter of 2019 as compared to the same period in 2018 is mainly attributable to a $9.7 million decrease in gain from the mark-to-market valuation of derivatives.

The decrease in profit in the second quarter of 2019 as compared to the first quarter of 2019 is mainly attributable to a $3.0 million increase in loss from the mark-to-market valuation of derivatives.

	Partnership Performance Results(1)
	For the three months ended			% Change from
(All amounts expressed in thousands of U.S. dollars)	June 30, 2018	March 31, 2019	June 30, 2019	June 30, 2018		March 31, 2019
Revenues	74,909	86,325	91,805	23%		6%
Profit	22,901	20,366	19,143	(16%	)	(6%	)
Adjusted Profit(2)	21,900	26,961	27,789	27%		3%
EBITDA(2)	53,260	62,901	67,503	27%		7%
Distributable cash flow(2)	22,915	27,608	29,399	28%		6%
Cash distributions declared	24,272	26,911	26,689	10%		(1%	)

(1)             “Partnership Performance Results” represent the results attributable to GasLog Partners. Such results are non-GAAP measures and exclude amounts related to vessels currently owned by the Partnership for the periods prior to their respective transfers to GasLog Partners from GasLog, as the Partnership is not entitled to the cash or results generated in the periods prior to such transfers. Such results are included in the GasLog Partners’ results in accordance with IFRS because the transfers of the vessel owning entities by GasLog to the Partnership represent reorganizations of entities under common control and the Partnership reflects such transfers retroactively under IFRS. GasLog Partners believes that these non-GAAP financial measures provide meaningful supplemental information to both management and investors regarding the financial and operating performance of the Partnership necessary to understand the underlying basis for the calculations of the quarterly distribution and earnings per unit, which similarly exclude the results of vessels prior to their transfers to the Partnership. These non-GAAP financial measures should not be viewed in isolation or as substitutes to the equivalent GAAP measures presented in accordance with IFRS, but should be used in conjunction with the most directly comparable IFRS Common Control Reported Results. For the definitions and reconciliations of these measurements to the most directly comparable financial measures presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

(2)             Adjusted Profit, EBITDA and Distributable cash flow are non-GAAP financial measures and should not be used in isolation or as a substitute for GasLog Partners’ financial results presented in accordance with IFRS. For the definitions and reconciliations of these measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit III at the end of this press release.

With respect to the Partnership Performance Results, there were 1,340 operating days for the quarter ended June 30, 2019 compared to 1,254 operating days for the quarter ended March 31, 2019 and 1,073 operating days for the quarter ended June 30, 2018. The increase in operating days is mainly attributable to the vessel drop-downs during 2018 (the GasLog Gibraltar on April 26, 2018 and the Methane Becki Anne on November 14, 2018) and the drop-down of the GasLog Glasgow on April 1, 2019.

The decrease in profit in the second quarter of 2019 as compared to the same period in 2018 is mainly attributable to a $9.7 million decrease in gain from the mark-to-market valuation of the derivatives attributable to the Partnership which were carried at fair value through profit or loss, partially offset by the incremental EBITDA, depreciation and financial costs from the vessel drop-downs during 2018 (the GasLog Gibraltar on April 26, 2018 and the Methane Becki Anne on November 14, 2018) and the drop-down of the GasLog Glasgow on April 1, 2019.

The decrease in profit in the second quarter of 2019 as compared to the first quarter of 2019 is mainly attributable to the increase of $3.0 million in mark-to-market loss on derivatives and a decrease in revenues from the Cool Pool, partially offset by the incremental EBITDA and depreciation from the drop-down of the GasLog Glasgow on April 1, 2019.

The decrease in total cash distributions declared in the second quarter of 2019 as compared to the first quarter of 2019 is attributable to the decrease in the number of outstanding common units due to the repurchases of common units by GasLog Partners during the second quarter of 2019.

Preference Unit Distributions

On May 10, 2019, the board of directors of GasLog Partners approved and declared a distribution on the 8.625% Series A Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series A Preference Units”) of $0.5390625 per preference unit, a distribution on the 8.200% Series B Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series B Preference Units”) of $0.5125 per preference unit and a distribution on the Series C Preference Units of $0.53125 per preference unit. The cash distributions were paid on June 17, 2019 to all unitholders of record as of June 10, 2019.

Common Unit Distribution

On July 24, 2019, the board of directors of GasLog Partners approved and declared a quarterly cash distribution of $0.55 per common unit for the quarter ended June 30, 2019. The cash distribution is payable on August 9, 2019 to all unitholders of record as of August 5, 2019.

Liquidity and Financing

As of June 30, 2019, we had $69.0 million of cash and cash equivalents, of which $25.7 million was held in current accounts and $43.3 million was held in time deposits with an original duration of less than three months. An additional amount of $19.0 million of time deposits with an original duration greater than three months was classified as short-term investments.

On April 1, 2019, in connection with the acquisition of GAS-twelve Ltd., the entity that owns the GasLog Glasgow, the Partnership paid to GasLog $93.6 million, representing the $214.0 million aggregate purchase price less the $134.1 million of outstanding indebtedness of the acquired entity assumed by GasLog Partners, plus an adjustment of $13.7 million in order to maintain the agreed working capital position in the acquired entity of $1.0 million.

In the three months ended June 30, 2019, GasLog Partners repurchased and cancelled 476,351 common units at a weighted average price of $20.81 under its unit repurchase programme authorized in January 2019, for a total amount of $9.9 million, including commissions. Since the authorization of the unit repurchase programme and through July 25, 2019, GasLog Partners has repurchased and cancelled a total of 541,541 units at a weighted average price of $20.85 per common unit for a total amount of $11.3 million, including commissions. As of July 25, 2019, the unutilized portion of the unit repurchase programme was $13.7 million.

As of June 30, 2019, we had an aggregate of $1,396.5 million of borrowings outstanding under our credit facilities, of which $105.5 million is repayable within one year. In addition, as of June 30, 2019, we had unused availability under our revolving credit facilities of $63.6 million.

The Partnership has entered into six interest rate swap agreements with GasLog at a notional value of $625.0 million in aggregate, maturing between 2020 and 2024. As a result of its hedging agreements, the Partnership has hedged 44.1% of its floating interest rate exposure on its outstanding debt as of June 30, 2019, at a weighted average interest rate of approximately 2.1% (excluding margin).

Furthermore, the Partnership has in place three forward foreign exchange contracts with GasLog with a notional value of €6.0 million and staggered maturities during the third quarter of 2019 to mitigate its foreign exchange transaction exposure in its operating expenses.

As of June 30, 2019, our current assets totaled $107.9 million and current liabilities totaled $148.1 million, resulting in a negative working capital position of $40.2 million. Taking into account generally expected market conditions, we anticipate that cash flow generated from operations will be sufficient to fund our operations, including our working capital requirements, and to make the required principal and interest payments on our indebtedness during the next 12 months.

LNG Market Update and Outlook

Global LNG demand was 86 million tonnes (“mt”) in the second quarter, compared with 74 mt in the second quarter of 2018, an increase of 16%. Higher European imports (up 110% year-on-year) accounted for most of the growth, while demand from Northeast Asia (Japan, China, South Korea and Taiwan) was flat year-on-year, according to Poten. Natural gas prices were at multi-year lows in the second quarter of 2019 as the leveling off in demand growth from key LNG consumers in Northeast Asia coupled with elevated inventories and new LNG supply depressed LNG prices in Asia and Europe. However, low European gas prices and rising carbon prices have incentivized coal-to-gas switching in power generation, with Platts reporting that Germany’s and Italy’s gas-fired power generation has increased 54% and 37%, respectively, in 2019 to date. Global LNG demand for 2019 is estimated at 351 mt, an increase of over 37 mt, or 12%, over 2018, according to Wood Mackenzie.

Global LNG supply totaled 87 mt in the second quarter of 2019, an increase of 13 mt or 17% over the second quarter of 2018, principally driven by new supply additions in the U.S., Australia and Russia, according to Poten. Wood Mackenzie estimates that 2019 supply will be 365 mt, or 38 mt (12%), higher year-on-year as 2018’s supply additions continue to ramp up production and new projects begin production in the U.S. and Australia. The second quarter also saw significant additions to future supply growth as Cheniere Energy Inc. (“Cheniere”) reached a final investment decision (“FID”) on Sabine Pass Train 6, while Anadarko Petroleum took FID on Mozambique LNG (Area 1), in aggregate representing 17 mt of new liquefaction capacity according to Wood Mackenzie. In 2019 to date, nearly 34 mt of new liquefaction capacity has reached FID.

Headline spot rates for TFDE LNG carriers (“LNGCs”) averaged approximately $49,000 per day in the second quarter of 2019, compared to $58,000 per day in the second quarter of 2018, as reported by Clarksons. The year-over-year decline in headline TFDE spot rates is primarily attributed to the low global natural gas prices referenced above, which limited opportunities for inter-basin LNG trading, start-up delays of new liquefaction projects, particularly in the U.S., as well as fleet growth. Despite these headwinds, 18 charters greater than six months in duration were fixed during the second quarter of 2019, compared with 20 in the first quarter and 24 in the second quarter of 2018. Poten currently estimates the one-year time charter rate for TFDE LNGCs at $85,000 per day as compared with their headline spot rates of $57,500 per day, which may indicate a potentially tightening shipping market in the quarters ahead as customers look to secure their shipping ahead of the seasonally strong winter months and through 2020.

We expect multi-month and multi-year chartering activity and shipping rates to increase from current levels during the second half of 2019 and into 2020, with the magnitude and duration dependent on the pace and location of demand growth, the continued ramp-up in new LNG supply additions and cooling and heating demand during the Northern Hemisphere summer and winter, respectively. In 2021 and beyond, we continue to see a balanced market for LNG shipping relative to supply and demand for the LNG commodity, but caution that additional ordering of new LNGCs beyond those in the orderbook could dampen shipping rates, particularly from 2022 onwards.

As of July 11, 2019, the LNG fleet and orderbook (excluding floating storage and regasification units (“FSRUs”) and vessels with capacity below 100,000 cbm) stood at 498 and 109 vessels respectively, as estimated by Poten. Of the LNGCs in the orderbook, 63, or 58%, are chartered on multi-year contracts. There have been 25 vessels ordered thus far in 2019, including nine during the second quarter, and against a total of 63 for all of 2018, suggesting the pace of newbuild ordering has declined.

Conference Call

GasLog Partners will host a conference call to discuss its results for the second quarter of 2019 at 8:30 a.m. EDT (1:30 p.m. BST) on Thursday, July 25, 2019. Andrew Orekar, Chief Executive Officer, and Alastair Maxwell, Chief Financial Officer, will review the Partnership’s operational and financial performance for the period. Management’s presentation will be followed by a Q&A session.

The dial-in numbers for the conference call are as follows:

+1 855 253 8928 (USA)

+44 20 3107 0289 (United Kingdom)

+33 1 70 80 71 53 (France)

+852 3011 4522 (Hong Kong)

Conference ID: 8859733

A live webcast of the conference call will also be available on the Investor Relations page of the Partnership’s website at http://www.gaslogmlp.com/investor-relations.

For those unable to participate in the conference call, a replay of the webcast will be available on the Investor Relations page of the Partnership’s website at http://www.gaslogmlp.com/investor-relations.

About GasLog Partners

GasLog Partners is a growth-oriented master limited partnership focused on owning, operating and acquiring LNG carriers under multi-year charters. GasLog Partners’ fleet consists of 15 LNG carriers with an average carrying capacity of approximately 158,000 cbm. GasLog Partners’ principal executive offices are located at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Visit GasLog Partners’ website at http://www.gaslogmlp.com

Forward-Looking Statements

All statements in this press release that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions, only as of the date of this press release, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

•                  general LNG shipping market conditions and trends, including spot and multi-year charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, technological advancements and opportunities for the profitable operations of LNG carriers;

•                  fluctuations in charter hire rates and vessel values;

•                  our ability to secure new multi-year charters at economically attractive rates;

•                  our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels which are not under multi-year charters, including the risk that certain of our vessels may no longer have the latest technology at such time which may impact the rate at which we can charter such vessels;

•                  changes in our operating expenses, including crew wages, maintenance, dry-docking and insurance costs and bunker prices;

•                  number of off-hire days and dry-docking requirements including our ability to complete scheduled dry-dockings on time and within budget;

•                  planned capital expenditures and availability of capital resources to fund capital expenditures;

•                  fluctuations in prices for crude oil, petroleum products and natural gas;

•                  fluctuations in exchange rates, especially the U.S. dollar and Euro;

•                  our ability to expand our portfolio by acquiring vessels through our drop-down pipeline with GasLog or by acquiring other assets from third parties;

•                  our ability to leverage GasLog’s relationships and reputation in the shipping industry;

•                  the ability of GasLog to maintain long-term relationships with major energy companies and major LNG producers, marketers and consumers;

•                  GasLog’s relationships with its employees and ship crews, its ability to retain key employees and provide services to us, and the availability of skilled labor, ship crews and management;

•                  changes in the ownership of our charterers;

•                  our customers’ performance of their obligations under our time charters and other contracts;

•                  our future operating performance, financial condition, liquidity and cash available for distributions;

•                  our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, funding by GasLog of the revolving credit facility and our ability to meet our restrictive covenants and other obligations under our credit facilities;

•                  future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending;

•                  risks inherent in ship operation, including the discharge of pollutants;

•                  any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity event;

•                  the expected cost of and our ability to comply with environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities, governmental organizations, classification societies and standards imposed by our charterers applicable to our business;

•                  potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•                  potential liability from future litigation; and

•                  other risks and uncertainties described in the Partnership’s Annual Report on Form 20-F filed with the SEC on February 26, 2019, available at http://www.sec.gov.

We undertake no obligation to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events, a change in our views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

The declaration and payment of distributions are at all times subject to the discretion of our board of directors and will depend on, amongst other things, risks and uncertainties described above, restrictions in our credit facilities, the provisions of Marshall Islands law and such other factors as our board of directors may deem relevant.

Contacts:

Alastair Maxwell

Chief Financial Officer

Phone: +44-203-388-3100

Phil Corbett

Head of Investor Relations

Phone: +44-203-388-3116

Joseph Nelson

Deputy Head of Investor Relations

Phone: +1-212-223-0643

E-mail: ir@gaslogmlp.com

EXHIBIT I – Unaudited Interim Financial Information: IFRS Common Control Reported Results

Unaudited condensed consolidated statements of financial position

As of December 31, 2018 and June 30, 2019

(All amounts expressed in thousands of U.S. Dollars, except unit data)

	December 31, 2018	June 30, 2019
Assets
Non-current assets
Other non-current assets	850	193
Derivative financial instruments	5,116	—
Vessels	2,509,283	2,464,098
Right-of-use assets	—	1,312
Total non-current assets	2,515,249	2,465,603
Current assets
Trade and other receivables	13,811	11,056
Inventories	3,379	3,223
Due from related parties	14,540	1,367
Prepayments and other current assets	1,245	2,874
Derivative financial instruments	4,615	1,391
Short-term investments	10,000	19,000
Cash and cash equivalents	133,370	69,009
Total current assets	180,960	107,920
Total assets	2,696,209	2,573,523
Partners’ equity and liabilities
Partners’ equity
Owners’ capital	73,134	—
Common unitholders (45,448,993 units issued and outstanding as of December 31, 2018 and 47,555,403 units issued and outstanding as of June 30, 2019)	812,863	761,491
Class B unitholders (nil units issued and outstanding as of December 31, 2018 and 2,490,000 units issued and outstanding as of June 30, 2019)	—	—
General partner (927,532 units issued and outstanding as of December 31, 2018 and 1,021,336 units issued and outstanding as of June 30, 2019)	13,289	14,349
Incentive distribution rights (“IDR”)	5,176	—
Preference unitholders (5,750,000 Series A Preference Units, 4,600,000 Series B Preference Units and 4,000,000 Series C Preference Units issued and outstanding as of December 31, 2018 and June 30, 2019)	348,331	347,889
Total partners’ equity	1,252,793	1,123,729
Current liabilities
Trade accounts payable	7,626	11,030
Due to related parties	2,623	3,872
Derivative financial instruments	1,253	2,183
Other payables and accruals	60,671	25,026
Borrowings—current portion	440,389	105,540
Lease liabilities—current portion	—	472
Total current liabilities	512,562	148,123
Non-current liabilities
Derivative financial instruments	3,543	8,526
Borrowings—non-current portion	925,411	1,290,969
Lease liabilities—non-current portion	—	651
Other non-current liabilities	1,900	1,525
Total non-current liabilities	930,854	1,301,671
Total partners’ equity and liabilities	2,696,209	2,573,523

Unaudited condensed consolidated statements of profit or loss

For the three and six months ended June 30, 2018 and June 30, 2019

(All amounts expressed in thousands of U.S. Dollars, except per unit data)

	For the three months ended		For the six months ended
	June 30, 2018	June 30, 2019	June 30, 2018	June 30, 2019
Revenues	92,085	91,805	191,421	185,690
Net pool allocation	(357)	1,024	(357)	1,058
Voyage expenses and commissions	(1,725)	(2,037)	(3,059)	(3,874)
Vessel operating costs	(18,208)	(18,548)	(38,333)	(37,179)
Depreciation	(21,758)	(22,137)	(43,325)	(44,007)
General and administrative expenses	(4,894)	(4,741)	(9,786)	(9,435)
Profit from operations	45,143	45,366	96,561	92,253
Financial costs	(17,721)	(18,484)	(35,643)	(38,116)
Financial income	592	527	1,125	1,165
Gain/(loss) on derivatives	1,588	(8,266)	7,915	(13,143)
Total other expenses, net	(15,541)	(26,223)	(26,603)	(50,094)
Profit for the period	29,602	19,143	69,958	42,159
Less:
Profit attributable to GasLog’s operations	(6,701)	—	(15,055)	(2,650)
Profit attributable to Partnership’s operations	22,901	19,143	54,903	39,509
Partnership’s profit attributable to:
Common units	17,095	11,329	41,152	23,858
General partner units	349	232	888	487
Incentive distribution rights	—	N/A	2,368	—
Preference units	5,457	7,582	10,495	15,164

Earnings per unit for the period (basic and diluted):
Common unit (basic)	0.40	0.25	0.99	0.53
Common unit (diluted)	0.40	0.25	0.98	0.52
General partner unit	0.40	0.25	1.04	0.52

Unaudited condensed consolidated statements of cash flows

For the six months ended June 30, 2018 and June 30, 2019

(All amounts expressed in thousands of U.S. Dollars)

	For the six months ended
	June 30, 2018	June 30, 2019

Cash flows from operating activities:
Profit for the period	69,958	42,159
Adjustments for:
Depreciation	43,325	44,007
Financial costs	35,643	38,116
Financial income	(1,125)	(1,165)
Unrealized (gain)/loss on derivatives held for trading	(7,371)	14,253
Share-based compensation	498	509
	140,928	137,879
Movements in working capital	(3,717)	(11,882)
Cash provided by operations	137,211	125,997
Interest paid	(30,101)	(34,308)
Net cash provided by operating activities	107,110	91,689
Cash flows from investing activities:
Payments for vessels’ additions	(13,613)	(6,737)
Return of capital expenditures	—	4,021
Financial income received	948	1,130
Maturity of short-term investments	5,000	15,000
Purchase of short-term investments	(18,000)	(24,000)
Net cash used in investing activities	(25,665)	(10,586)
Cash flows from financing activities:
Borrowings drawdowns	—	435,000
Borrowings repayments	(129,072)	(403,072)
Payment of loan issuance costs	(68)	(4,972)
Proceeds from public offerings and issuances of common units and general partner units (net of underwriting discounts and commissions)	960	1,996
Proceeds from issuance of preference units (net of underwriting discounts and commissions)	111,544	—
Repurchases of common units	—	(9,921)
Payment of offering costs	(662)	(890)
Cash distribution to GasLog in exchange for contribution of net assets	(19,086)	(93,646)
Distributions paid	(57,193)	(69,712)
Payments for lease liabilities	—	(247)
Net cash used in financing activities	(93,577)	(145,464)
Decrease in cash and cash equivalents	(12,132)	(64,361)
Cash and cash equivalents, beginning of the period	153,675	133,370
Cash and cash equivalents, end of the period	141,543	69,009

EXHIBIT II

Non-GAAP Financial Measures:

Reconciliation of IFRS Common Control Reported Results in our Financial Statements to Partnership Performance Results:

Our Partnership Performance Results presented below are non-GAAP measures and exclude amounts related to GAS-fourteen Ltd. (the owner of the GasLog Gibraltar), GAS-twenty seven Ltd. (the owner of the Methane Becki Anne) and GAS-twelve Ltd. (the owner of the GasLog Glasgow), for the periods prior to their transfers to the Partnership on April 26, 2018, November 14, 2018 and April 1, 2019, respectively. While such amounts are reflected in the Partnership’s unaudited condensed consolidated financial statements because the transfers to the Partnership were accounted for as reorganizations of entities under common control under IFRS, GAS-fourteen Ltd., GAS-twenty seven Ltd. and GAS-twelve Ltd. were not owned by the Partnership prior to their respective transfers to the Partnership on April 26, 2018,  November 14, 2018 and April 1, 2019, respectively, and accordingly the Partnership was not entitled to the cash or results generated in the periods prior to such transfers.

Our IFRS Common Control Reported Results presented below include the accounts of the Partnership and its subsidiaries. Transfers of vessel owning subsidiaries from GasLog are accounted for as reorganizations of entities under common control and the Partnership’s consolidated financial statements are restated to reflect such subsidiaries from the date of their incorporation by GasLog as they were under the common control of GasLog.

GasLog Partners believes that these non-GAAP financial measures provide meaningful supplemental information to both management and investors regarding the financial and operating performance of the Partnership which is necessary to understand the underlying basis for the calculations of the quarterly distribution and the earnings per unit, which similarly exclude the results of acquired vessels prior to their transfers to the Partnership. These non-GAAP financial measures should not be viewed in isolation or as substitutes for the equivalent GAAP measures presented in accordance with IFRS, but should be used in conjunction with the most directly comparable IFRS Common Control Reported Results.

	For the three months ended June 30, 2018

(All amounts expressed in thousands of U.S. dollars)	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results
Revenues	17,176	74,909	92,085
Net pool allocation	—	(357)	(357)
Voyage expenses and commissions	(214)	(1,511)	(1,725)
Vessel operating costs	(3,098)	(15,110)	(18,208)
Depreciation	(3,784)	(17,974)	(21,758)
General and administrative expenses	(223)	(4,671)	(4,894)
Profit from operations	9,857	35,286	45,143
Financial costs	(3,169)	(14,552)	(17,721)
Financial income	13	579	592
Gain on derivatives	—	1,588	1,588
Total other expenses, net	(3,156)	(12,385)	(15,541)
Profit for the period	6,701	22,901	29,602

	For the three months ended March 31, 2019

(All amounts expressed in thousands of U.S. dollars)	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results
Revenues	7,560	86,325	93,885
Net pool allocation	—	34	34
Voyage expenses and commissions	(95)	(1,742)	(1,837)
Vessel operating costs	(1,513)	(17,118)	(18,631)
Depreciation	(1,490)	(20,380)	(21,870)
General and administrative expenses	(96)	(4,598)	(4,694)
Profit from operations	4,366	42,521	46,887
Financial costs	(1,730)	(17,902)	(19,632)
Financial income	14	624	638
Loss on derivatives	—	(4,877)	(4,877)
Total other expenses, net	(1,716)	(22,155)	(23,871)
Profit for the period	2,650	20,366	23,016

	For the three months ended June 30, 2019

(All amounts expressed in thousands of U.S. dollars)	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results
Revenues	—	91,805	91,805
Net pool allocation	—	1,024	1,024
Voyage expenses and commissions	—	(2,037)	(2,037)
Vessel operating costs	—	(18,548)	(18,548)
Depreciation	—	(22,137)	(22,137)
General and administrative expenses	—	(4,741)	(4,741)
Profit from operations	—	45,366	45,366
Financial costs	—	(18,484)	(18,484)
Financial income	—	527	527
Loss on derivatives	—	(8,266)	(8,266)
Total other expenses, net	—	(26,223)	(26,223)
Profit for the period	—	19,143	19,143

EXHIBIT III

Non-GAAP Financial Measures:

EBITDA is defined as earnings before interest income and expense, gain/loss on derivatives, taxes, depreciation and amortization. Adjusted Profit represents earnings before (a) non-cash gain/loss on derivatives that includes unrealized gain/loss on derivatives held for trading and (b) write-off and accelerated amortization of unamortized loan fees. EBITDA and Adjusted Profit, which are non-GAAP financial measures, are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. The Partnership believes that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. The Partnership believes that including EBITDA and Adjusted Profit assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to purchase and/or to continue to hold our common units. This increased comparability is achieved by excluding the potentially disparate effects between periods of, in the case of EBITDA, financial costs, gain/loss on derivatives, taxes, depreciation and amortization; and, in the case of Adjusted Profit, non-cash gain/loss on derivatives and write-off and accelerated amortization of unamortized loan fees, which items are affected by various and possibly changing financing methods, financial market conditions, capital structure and historical cost basis and which items may significantly affect results of operations between periods.

EBITDA and Adjusted Profit have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to, profit, profit from operations, earnings per unit or any other measure of operating performance presented in accordance with IFRS. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for, our working capital needs and (iii) the cash requirements necessary to service interest or principal payments on our debt. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and EBITDA does not reflect any cash requirements for such replacements. It is not adjusted for all non-cash income or expense items that are reflected in our statement of cash flows and other companies in our industry may calculate this measure differently to how we do, limiting its usefulness as a comparative measure. EBITDA excludes some, but not all, items that affect profit or loss and these measures may vary among other companies. Therefore, EBITDA as presented herein may not be comparable to similarly titled measures of other companies. The following table reconciles EBITDA to profit, the most directly comparable IFRS financial measure, for the periods presented.

EBITDA and Adjusted Profit are presented on the basis of IFRS Common Control Reported Results and Partnership Performance Results. Partnership Performance Results are non-GAAP measures. The difference between IFRS Common Control Reported Results and Partnership Performance Results are results attributable to GasLog, as set out in the reconciliations below.

Reconciliation of Profit to EBITDA:

(Amounts expressed in thousands of U.S. Dollars)

	IFRS Common Control Reported Results
	For the three months ended
	June 30, 2018	March 31, 2019	June 30, 2019
Profit for the period	29,602	23,016	19,143
Depreciation	21,758	21,870	22,137
Financial costs	17,721	19,632	18,484
Financial income	(592)	(638)	(527)
(Gain)/loss on derivatives	(1,588)	4,877	8,266
EBITDA	66,901	68,757	67,503

	Partnership Performance Results
	For the three months ended
	June 30, 2018	March 31, 2019	June 30, 2019
Profit for the period	22,901	20,366	19,143
Depreciation	17,974	20,380	22,137
Financial costs	14,552	17,902	18,484
Financial income	(579)	(624)	(527)
(Gain)/loss on derivatives	(1,588)	4,877	8,266
EBITDA	53,260	62,901	67,503

Reconciliation of Profit to Adjusted Profit:

(Amounts expressed in thousands of U.S. Dollars)

	IFRS Common Control Reported Results
	For the three months ended
	June 30, 2018	March 31, 2019	June 30, 2019
Profit for the period	29,602	23,016	19,143
Non-cash (gain)/loss on derivatives	(1,001)	5,607	8,646
Write-off and accelerated amortization of unamortized loan fees	—	988	—
Adjusted Profit	28,601	29,611	27,789

	Partnership Performance Results
	For the three months ended
	June 30, 2018	March 31, 2019	June 30, 2019
Profit for the period	22,901	20,366	19,143
Non-cash (gain)/loss on derivatives	(1,001)	5,607	8,646
Write-off and accelerated amortization of unamortized loan fees	—	988	—
Adjusted Profit	21,900	26,961	27,789

Distributable Cash Flow

Distributable cash flow means EBITDA, on the basis of the Partnership Performance Results, after considering financial costs for the period, including realized loss on derivatives (interest rate swaps and forward foreign exchange contracts) and excluding amortization of loan fees, lease expense, estimated dry-docking and replacement capital reserves established by the Partnership and accrued distributions on preference units, whether or not declared. Estimated dry-docking and replacement capital reserves represent capital expenditures required to renew and maintain over the long-term the operating capacity of, or the revenues generated by, our capital assets. Distributable cash flow, which is a non-GAAP financial measure, is a quantitative standard used by investors in publicly traded partnerships to assess their ability to make quarterly cash distributions. Our calculation of Distributable cash flow may not be comparable to that reported by other companies. Distributable cash flow has limitations as an analytical tool and should not be considered as an alternative to, or substitute for, or superior to, profit or loss, profit or loss from operations, earnings per unit or any other measure of operating performance presented in accordance with IFRS. The table below reconciles Distributable cash flow to Profit for the period attributable to the Partnership.

Reconciliation of Distributable Cash Flow to Partnership’s Profit:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended
	June 30, 2018 (1)	March 31, 2019 (1)	June 30, 2019 (4)
Partnership’s profit for the period	22,901	20,366	19,143
Depreciation	17,974	20,380	22,137
Financial costs	14,552	17,902	18,484
Financial income	(579)	(624)	(527)
(Gain)/loss on derivatives	(1,588)	4,877	8,266
EBITDA	53,260	62,901	67,503
Financial costs (excluding amortization of loan fees and lease expense) and realized loss on derivatives	(12,674)	(14,784)	(16,666)
Dry-docking capital reserve (2)	(3,447)	(3,882)	(4,170)
Replacement capital reserve (2)	(8,767)	(9,045)	(9,686)
Accrued preferred equity distribution	(5,457)	(7,582)	(7,582)
Distributable cash flow	22,915	27,608	29,399
Other reserves (3)	1,357	(697)	(2,710)
Cash distribution declared	24,272	26,911	26,689

(1)             Excludes amounts related to GAS-fourteen Ltd., the owner of the GasLog Gibraltar, GAS-twenty seven Ltd., the owner of the Methane Becki

Anne and GAS-twelve Ltd., the owner of the GasLog Glasgow, for the periods prior to their transfers to the Partnership on April 26, 2018, November 14, 2018 and April 1, 2019, respectively. While such amounts are reflected in the Partnership’s unaudited condensed consolidated financial statements because the transfers to the Partnership were accounted for as reorganizations of entities under common control under IFRS, GAS-fourteen Ltd., GAS-twenty seven Ltd. and GAS-twelve Ltd. were not owned by the Partnership prior to their respective transfers to the Partnership on April 26, 2018, November 14, 2018 and April 1, 2019, respectively, and accordingly the Partnership was not entitled to the cash or results generated in the period prior to such transfers.

(2)             Effective January 1, 2019, the Partnership revised the assumed re-investment rate used in calculating the dry-docking capital reserve and the replacement capital reserve to reflect the upward movement of the USD LIBOR rates.

(3)             Refers to movements in reserves (other than the dry-docking and replacement capital reserves) for the proper conduct of the business of the Partnership and its subsidiaries.

(4)             For the three months ended June 30, 2019, the cash distributions declared and the other reserves have been calculated based on the number of units issued and outstanding as of June 30, 2019. The decrease in total cash distributions declared in the second quarter of 2019 as compared to the first quarter of 2019 is attributable to the decrease in the number of outstanding common units due to the repurchases of common units by GasLog Partners during the second quarter of 2019.